June 27, 2013

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining

Re:	The Children’s Place Retail Stores, Inc. Form 10-K for the Year Ended February 2, 2013 Filed March 28, 2013 Definitive Proxy Statement on Schedule 14A Filed April 8, 2013 File No. 000-23071

Dear Ms. Jenkins:

We acknowledge receipt of your letter dated June 27, 2013 related to the above referenced filing.

In order to complete our thorough review through the appropriate diligence channels, we respectfully request an extension of time to respond to the inquiries contained in the referenced letter. We currently anticipate submitting a response on or before July 25, 2013.

Please telephone me at (201) 453-7351 if there are any concerns regarding our proposed timetable.

Sincerely,

/s/ Michael Scarpa
Michael Scarpa
Chief Operating Officer and Chief Financial Officer

MS/jem

cc:	Bradley P. Cost, Esq., Senior Vice President and General Counsel
Bernard L. McCracken, Vice President, Controller
John Taylor, Vice President, Finance
Brett Flanz, Director, Financial Reporting
James E. Myers, Esq., Assistant General Counsel (Corporate & Securities)